Exhibit 9.1
Interest Coverage Calculations for Base Prospectus

Year
2006

Numerator:
Net Income (Loss)	(17,793)
Interest Expense — As Reported	33,934
Income Taxes	(50,081)

Net Income (Loss) Before Interest and Taxes	(33,940)

Denominator:
Interest Expense — As Reported	33,934

Earnings Coverage	(1.0)

$ Amount of Additional Earnings Required to Attain a Ratio of 1:1	67,874